WOODSIDE
ENERGY

03 JUL -2 7:21

16 June 2003

03024274

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Presentation to South East Asia Australia Offshore Conference

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rees

Katrina Rees
Secretariat Assistant

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

7/2

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

WOODSIDE:
GAS AND OIL IN THE TIMOR SEA

David Maxwell
Director Gas Business Unit

SEAAOC 2003

Shaping Up For Growth

Woodside Development Opportunities in the Timor Sea


Dili
Timor Leste
West Timor
Sunrise / Troubadour
1972 International Seabed Treaty Boundary
Kuda Tasi / Jahal
JPDA
Laminaria / Corallina
Bayu-Undan
Proposed Sunrise Pipeline
Proposed Bayu-Undan Pipeline
Jabiru
Challis
Petrel
Tern
Blacktip
Darwin
existing gas pipeline
Katherine
Mataranka
proposed gas pipeline
Gove (Alcan)
Location Map
Australia
130°E
125°E
135°E
10°S
15°S
0
200
Kilometres
Western Australia
Northern Territory
Existing Pipeline
Proposed Pipeline
Woodside Permits
Woodside Interests
Non-Woodside Interests
GBU / N.Turner / 30 May '03 / 800-26138

Enhancing the quality of life by meeting societyís energy needs in ways that make us proud

Timor Sea Oil Production - Laminaria/Corallina



Actual Production vs Pre-First Oil Projection
Oil Production kbopd
200
160
120
80
40
0
Nov-99
2000
2001
2002
Actual
Pre-First Oil

- Woodside (Operator), 44.9% interest in Laminaria and 50% interest in Corallina;
- Participants: Shell and BHP Billiton Petroleum
- Phase II Project Completed
- 2002 Production - 29.8 MMbbl
- Oil Reserves Remaining (@ 1 Jan 03) - 28.7 MMbbl proven, 66.8 MMbbl probable

Enhancing the quality of life by meeting societyís energy needs in ways that make us proud

Timor Sea Oil - Planned Development Activities

Kuda Tasi & Jahal Oil

- Scope for Recovery: 24.5 mmbbl
- Woodside (Operator) 40%
- Santos 25%
- Inpex 35%
- Located in 03-01 PSC in the JPDA
- Identify viable development concept - either tie back to Northern Endeavour or stand alone



128°0'E
9°0'S
TIMOR SEA
10°0'S
Kuda Tasi
JPDA
AC/P 8
JPDA 03-01
AC/L 5
Bayu Undan
0 50
Kilometres
11°0'S
Woodside Operator
Gas Field
Oil Field
126°0'E
127°0'E
400-19355-4

Sunrise Development Concepts

Floating LNG (FLNG)

FLNG has set a benchmark and is viable.


Condensate Tanker
LNG Tanker
Wellhead Platform (170m)
(9 wells)
FLNG FACILITY
Tie-back
(5 wells)
Tie-back
(2 wells)
Risers and
Flowlines
Sunrise Wells
(7 wells)
Tie-back
(2 wells)
Troubadour Wells
(25 wells - total development)
Timor
SUNRISE
JPDA
Timor Sea
W.A.
N.T.
Docs12768

WOODSIDE AUSTRALIAN ENERGY — ConocoPhillips — OSAKA GAS AUSTRALIA PTY LTD

Enhancing the quality of life by meeting societyís energy needs in ways that make us pr[illegible]

Sunrise Development Concepts

Onshore LNG (OLNG) is technically viable but an economic case is yet to be identified.
Studies ongoing.



Dili
Timor-Leste
West Timor
Sunrise
Troubadour
Joint Petroleum Development Area
Kuda Tasi
Jahal
Corallina
Laminaria
Bayu-Undan
Proposed Sunrise Pipeline
Proposed Bayu-Undan Pipeline
Timor Sea
Darwin
Petrel
Tern
Joseph Bonaparte Gulf
Blacktip
Wyndham
Western Australia
EXISTING
SCALE
50
100
Production Compression Utilities Quarters
Well Head Platform
Sunrise Wells
Risers and Flowlines
MAP AREA
Java
Timor
P.N.G.
Northern Territory
Queensland
Western Australia
South Australia
New South Wales
Victoria
Tasmania
/ GSU / N.Turner / 30 May '03 / 800-26137 (formerly Docs10364_p2)

WOODSIDE AUSTRALIAN ENERGY

ConocoPhillips

OSAKA GAS AUSTRALIA PTY LTD

Enhancing the quality of life by meeting societyís energy needs in ways that make us proud

BLACKTIP: WA-279-P

- Discovered September 2001
- Appr... 100km ... of Port Keats in the Joseph B...naparte Gulf
- 50 metres ...ter depth
- Scope for recovery 1.1 trillion cubic feet of gas
- Participants:

WOO...E AUSTRALIAN ENERGY
(Operator)
53.85%

...GROUP
46.1...%



128°0'E
129°0'E
WA-6-R
Petrel
NT/RL 1
NT 03-7
13°0'S
WA-18-P
Torn
NT 02-2
NT 02-3
Timor Sea
WA-318-P
WA-313-P
NT 02-4
NT/P-57
Blacktip-1
14°0'S
WA-319-P
WA-279-P
NT 02-6
Joseph Bonaparte Gulf
Northern Territory
Port Keats/ Wadrye
EP(A) 75
WA-13-R
NT/RL-3
WA-280-P
0
50
Kilometres
EP(A) 74
Woodside Operator
Gas Field
EP 386
Western Australia
15°0'S

Enhancing the quality of life by meeting so... ...eds in ways that make us pr...d

BLACKTIP: Current Status

- Heads of Agreement (HOA) with Alcan for the supply of 40 Pj/a of gas for 20 years
- Gas production planned for early 2007
- Supports Alcanís A$1.4 billion gasification and expansion of its alumina refinery and bauxite mining plant at Gove in NT



BLACKTIP: Development Scope

Offshore production facilities, gas pipeline to shore and onshore plant

Estimated cost approx A$500 million



GOVE
Proposed Gas Pipeline
Groote Eylandt
Melville Island
Bathurst Island
Existing Gas Pipeline
KATHERINE
MATARANKA
DALY RIVER
BLACK WELL PLATF
ONSHORE FACILITY
KUN

...re Gas Pipeline to Gove

Estimated cost ... million

Blacktip JV and Alcan cooperating on pipeline development

Enhancing the quality of life by meeting societyís energy needs in ways that make us p...

WOODSIDE

AUSTRALIAN ENERGY

Our vision is to enhance the quality of life by meeting society's energy needs in ways that make us proud.